TTBD, LLC

**NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020**

1. **GENERAL**

    Basis of Presentation — The accompanying financial statements of TTBD, LLC (TTBD or the "Company"), a limited liability company and securities broker-dealer, have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). TTBD is a wholly owned subsidiary of TT Securities Group, LLC (TTSG). TTSG is a wholly owned subsidiary of Trading Technologies International, Inc. (TTI).

    Nature of Operations — The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

    The Company licenses software and patents on a transactional fee basis for customers trading securities. FINRA compliance and SEC regulations require that a broker-dealer be registered when fee-based structures are in place for trading securities on a transactional basis. The customers of the Company are primarily proprietary trading firms, investment banking firms, commercial banks, and derivative exchanges. These customers are located in the United States of America, Europe, and India. Three of the Company's customers account for 81% of total revenue.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Revenue Recognition — The Company recognizes revenue on contracts with its customers when it transfers control of the promised services to the customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

    Revenue from software licenses is earned on a transactional basis in the month the software is used. A receivable is established for fees earned but not yet collected. Customer payment terms are generally 30-45 business days from date of invoice. As of December 31, 2020 the receivable balance from software license revenue was $15,575.

    Revenue from royalty arrangements are earned on a transaction basis when transactions exceed a minimum contractual threshold. In December 2020, one customer exceeded their contractual threshold resulting in $143,131 of royalty revenue. This customer's royalty obligation expires on February 9, 2021. As of December 31, 2020 the receivable balance from royalty arrangements was $143,131.

    General and Administrative Expenses — General and administrative expenses reflect costs allocated to the Company from TTI or other affiliates of TTI for providing administrative activities to the Company. Refer to Note 5 Related Party Transactions.

    Regulatory Fees and Other Expenses — Regulatory fees and other expenses are expensed as incurred and reflect FINRA licensing fees, state filing fees, commission expenses, and other costs incurred in the normal course of business.

Software Licensing Distribution Expense — Software licensing distribution expense pertain to TTBD's non-exclusive and non-transferable license of certain software and patents from TTI. Refer to Note 5 Related Party Transactions.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

Contingencies — In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements; however, the Company is unable to predict the outcome of these matters.

New Accounting Standards Issued and Implemented -

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (Topic 326). The new standard is effective for reporting periods beginning after December 15, 2019. The standard replaces the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires the use of a forward-looking expected credit loss model for accounts receivables, loans and other financial instruments. The standard requires a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The adoption had no impact on our financial position, results of operations or cash flows.

3. **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2020, the Company had net capital, as defined under the Rule, of $6,883, which was $1,883 in excess of required net capital of $5,000. The Company's aggregate indebtedness, as defined under the Rule, was 664.15% of its net capital.

The Company is exempt from the provisions of the SEC Rule 15c3-3, in that the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

4. **INCOME TAXES**

The Company currently joins TTI and its other eligible domestic subsidiaries in the filing of a consolidated federal income tax return. As a single-member limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code. The Company had no liability for unrecognized tax benefits at December 31, 2020 and there were no activities related to unrecognized tax

benefits during the year. The Company believes that it is reasonably possible that the liability balance for unrecognized tax benefits will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

5. **RELATED PARTY TRANSACTIONS**

The Company entered into an expense sharing agreement dated January 1, 2017, with TTI (which superseded a previous expense sharing agreement dated December 14, 2015) whereby TTI has agreed to be solely responsible for certain general and administrative expenses of the Company, and as such, TTI will be paid $5,140 per month ($61,680 annually) by the Company for being responsible for such expenses. TTI invoices TTBD monthly for the related party transactions and the invoice is settled the following month. As of December 31, 2020, $5,140 of these expenses are payable to TTI and are included within the 'Related party payable to Trading Technologies International, Inc.' line item in the statement of financial condition.

The Company entered into a distribution agreement dated November 29, 2007 with TTI whereby TTI owns certain software and patents that it is willing to license to TTBD as a non-exclusive and non-transferable license to distribute the software and the use of patents. As such, TTI will be paid a license fee based on TTI's standard list pricing discounted by 20%. As of December 31, 2020, $13,224 of these expenses are payable to TTI and are included within the 'Related party payable to Trading Technologies International, Inc.' line item in the statement of financial condition.

During January 2020, TTI made a capital contribution of $100,000 in order for TTBD to satisfy the Company's operating and capital requirements. This is included within the "Capital Contribution" line item within the statement of changes in shareholder's equity.

During December 2020, TTI made a non-cash capital contribution of $114,505 representing 80% of the royalty revenue recognized in December. This was a non-cash item as TTI kept the licensing fee earned on the royalty revenue in the Company. This is included within the "Capital Contribution" line item within the statement of changes in shareholder's equity.

6. **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through the issuance of these financial statements. Except as noted below, there were no other subsequent events identified as a result of this evaluation that require adjustment to, or disclosure, in the financial statements.

During January 2021, TTI made a capital contribution of $100,000 in order for TTBD to satisfy the Company's estimated operating and capital requirements for 2021.

* * * * * *